Reopens American Depositary Receipt Facility in United States

SYDNEY, SEPTEMBER 4, 1998. OZEMAIL LIMITED (ASX:OZM) (NASDAQ: OZEMY), Australia's leading Internet service provider, announced today that it has requested The Bank of New York, as the depositary for the Company's American Depositary Receipt facility in the United States, to recommence accepting the Company's Ordinary Shares for deposit into the ADR facility. In connection with the listing of the Company's Ordinary Shares on the Australian Stock Exchange ("ASX") in May 1998, the Company had requested The Bank of New York on June 29, 1998 to refrain from accepting, with certain limited exceptions, Ordinary Shares for deposit into the ADR facility until further notice to ensure compliance with the requirements of the U.S. Securities Act of 1933. American Depositary Shares issued pursuant to the ADR facility each represent ten Ordinary Shares of the Company. Although the Depositary has been authorized to recommence accepting the Company's Ordinary Shares for deposit into the ADR facility, there can be no assurances that the facility will remain open for deposits or that the delivery of ADRs against the deposit of Ordinary Shares, or the registration of transfer of outstanding ADRs, will not be suspended without notice at any time or from time to time, in the event the Company or the Depositary deter mines that it is necessary or advisable to do so in order to comply with any requirement of applicable law or of any government or governmental body or commission, or to comply with the terms of the Deposit Agreement relating to the ADR facility.